UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

RESULTS OF POSTAL BALLOT
SIGNATURES
EXHIBIT INDEX
EXHIBIT 99.1

RESULTS OF POSTAL BALLOT

Infosys Limited (“Infosys” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission, the following information concerning the matters voted by the members through postal ballot and electronic voting (e-voting). The information contained in this Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

The following is a brief description of the matters to be voted upon by the members of the Company both by electronic means and through postal ballot, along with votes cast for and against.

I.	Increase in authorized share capital to enable issue of bonus shares
II.	Alteration of Clause V of Memorandum of Association to reflect the increase in the authorized share capital proposed under Item no. 1 for the issue of bonus shares.
III.	Approval for the issue of bonus shares
IV.	Appointment of Michael Gibbs as an Independent Director

The matters to be voted upon were notified to the shareholders on record and, through the Depositary, to all registered holders of American Depositary Shares (“ADSs”) who were holding the ADSs on a record date determined by the Depositary.

As per the Indian Companies Act, 2013, the Company provided its members the facility to cast their votes by electronic means (“E-voting”) for all resolutions. The E-voting period commenced on July 24, 2018 and ended on August 22, 2018.

Sl. No.	Brief Description of the matter put to vote	Votes For (1)	Votes Against (1)
1.	Increase in authorized share capital to enable issue of bonus shares	1,526,351,220	86,510,000
2.	Alteration of Clause V of Memorandum of Association to reflect the increase in the authorized share capital proposed under Item no. 1 for the issue of bonus shares.	1,595,771,171	17,260,968
3.	Approval for the issue of bonus shares	1,602,744,921	10,235,427
4.	Appointment of Michael Gibbs as an Independent Director	1,599,956,686	3,86,547

(1)	Under the Indian Companies Act, 2013, and as per our Articles of Association, the voting rights of every member shall be in proportion to his or her share of our paid-up capital.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: August 27, 2018	Inderpreet Sawhney General Counsel and Chief Compliance Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Results of Postal ballot